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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FINAL AMENDMENT
TO
SCHEDULE TO

TENDER OFFER STATEMENT
UNDER RULE 13e-4, SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

TENET HEALTHCARE CORPORATION
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

Options to Purchase Common Stock, Par Value $0.05 Per Share, of Tenet Healthcare Corporation
Having an Exercise Price of $15.22 Per Share or Higher
(Title of Class of Securities)

88033G100
(CUSIP Number of Class of Securities (Underlying Common Stock))

E. Peter Urbanowicz
General Counsel
Tenet Healthcare Corporation
13737 Noel Road
Dallas, Texas 75240
(469) 893-2200

(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With a copy to:
Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067
(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$9,824,000	$1,156.28**

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 9.75 million shares of common stock of Tenet Healthcare Corporation that have an aggregate value of $9,824,000 as of May 25, 2005 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. Tenet paid the filing fee on May 26, 2005.

**
Previously paid.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

 INTRODUCTORY STATEMENT

        This is a final Amendment to the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on May 27, 2005, relating to the offer by Tenet Healthcare Corporation to exchange options to purchase our common shares issued under either the 2001 Stock Incentive Plan, the 1991 Stock Incentive Plan, the 1995 Stock Incentive Plan or the 1999 Broad-Based Stock Incentive Plan, having an exercise price of $15.22 or more, for restricted stock units to be issued under the Third Amended and Restated 2001 Stock Incentive Plan, upon terms and conditions described in the Offer to Exchange dated May 27, 2005, as amended June 15, 2005. This Amendment's sole purpose is to report the results of the offer to exchange.

Item 4. TERMS OF THE TRANSACTION.

        Item 4 of the Schedule TO, as amended, is hereby further amended and supplemented to add under a new subsection (c), the following:

        The offer to exchange expired at 4:00 p.m., Eastern time, on Thursday, June 30, 2005. The closing price for Tenet common stock on June 30, 2005 was $12.19. The offer to exchange was consummated on July 1, 2005. A total of 460 (95%) of the 485 eligible Tenet employees elected to participate in the offer to exchange. A total of 9,221,912 (92%) of the 9,987,286 eligible options held by employees eligible to participate in the offer were accepted for exchange. In exchange for the tendered eligible options 2,178,795 restricted stock units were granted.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TENET HEALTHCARE CORPORATION
By	/s/ ROBERT S. SHAPARD Name: Robert S. Shapard Title: Chief Financial Officer

Dated: July 5, 2005

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INTRODUCTORY STATEMENT
SIGNATURE